Registration Statement No. 333-275898

Filed Pursuant to Rule 433

ACCELERATED RETURN NOTES® (ARNs®)

Accelerated Return Notes® Linked to the SPDR® Gold Trust

Issuer	Royal Bank of Canada (“RBC”)
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure	The SPDR® Gold Trust (Bloomberg symbol “GLD”)
Payout Profile at Maturity	• 3-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value • 1-to-1 downside exposure to decreases in the Market Measure, with 100% of your principal at risk
Capped Value	[$11.275 to $11.675] per unit, a return of [12.75% to 16.75%] over the principal amount, to be determined on the pricing date.
Participation Rate	300%
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1000275/000095010324009487/dp213646_424b2-baml11.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

•	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

•	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.

•	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in shares of the Market Measure or the commodity held by the Market Measure.

•	The initial estimated value of the notes is only an estimate, determined as of a particular point in time by reference to our and our affiliates’ pricing models.

•	The public offering price you pay for the notes will exceed the initial estimated value.

•	The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S, BofAS or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time.

•	A trading market is not expected to develop for the notes.

•	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in shares of the Market Measure or the commodity held by the Market Measure), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

•	There may be potential conflicts of interest involving the calculation agent, which is BofAS.

•	The sponsor and advisor of the Market Measure may adjust the Market Measure in a way that could adversely affect the value of the notes and the amount payable on the notes, and these entities have no obligation to consider your interests.

•	You will have no rights of a holder of shares of the Market Measure or any rights with respect to the gold held by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the Market Measure.

•	While we, MLPF&S, BofAS or our respective affiliates may from time to time own shares of the Market Measure, we, MLPF&S, BofAS and our respective affiliates do not control the Market Measure, and have not verified any disclosure made by any other company.

•	There are liquidity and management risks associated with the Market Measure.

•	The performance of the Market Measure may not correlate with the performance of the gold held by the Market Measure as well as the net asset value per share of the Market Measure, especially during periods of market volatility when the liquidity and the market price of shares of the Market Measure and/or the price of gold may be adversely affected, sometimes materially.

•	If the liquidity of the commodity held by the Market Measure is limited, the value of the Market Measure and, therefore, the return on the notes would likely be impaired.

•	Suspension or disruptions of market trading in the commodity held by the Market Measure may adversely affect the value of your notes.

•	The notes will not be regulated by the U.S. Commodity Futures Trading Commission.

•	The payments on the notes will not be adjusted for all corporate events that could affect the Market Measure.

•	The U.S. federal income tax consequences of an investment in the notes are uncertain.

•	Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally.

•	Gold prices are characterized by high and unpredictable volatility, which could lead to high and unpredictable volatility in the Market Measure.

•	The value of the Market Measure may not fully replicate the price of gold.

•	There are risks relating to commodities trading on the London Bullion Market Association.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.000	-100.00%
-50.00%	$5.000	-50.00%
-20.00%	$8.000	-20.00%
-10.00%	$9.000	-10.00%
-6.00%	$9.400	-6.00%
-3.00%	$9.700	-3.00%
0.00%	$10.000	0.00%
2.00%	$10.600	6.00%
3.00%	$10.900	9.00%
4.92%	$11.475(1)	14.75%
10.00%	$11.475	14.75%
20.00%	$11.475	14.75%
30.00%	$11.475	14.75%
50.00%	$11.475	14.75%
100.00%	$11.475	14.75%

(1)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

RBC has filed a registration statement (including a product supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents, and the other documents that RBC has filed with the SEC, for more complete information about RBC and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, RBC, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling toll-free 1-800-294-1322.